NATIONWIDE LIFE INSURANCE COMPANY

[ONE NATIONWIDE PLAZA

COLUMBUS, OHIO 43215]

WAIVER OF CONTINGENT DEFERRED SALES CHARGE BENEFIT ENDORSEMENT

FOR LONG-TERM CARE AND TERMINAL ILLNESS OR INJURY

General Information Regarding this Endorsement

This endorsement is made part of the Contract to which it is attached and is effective on the Date of Issue. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control the Contract accordingly. Terms not defined in this endorsement have the meaning given to them in the Contract.

The benefits described in this endorsement will cease upon termination of the Contract or Annuitization.

Charge

There is no additional charge for this endorsement.

Definitions

The following definitions are added to the Contract:

Hospital - A state licensed facility which: is operated as a Hospital according to the law of the jurisdiction in which it is located; operates primarily for the care and treatment of sick or injured persons as inpatients; provides continuous 24 hours a day nursing service by or under the supervision of a registered graduate professional nurse (R.N.) or a licensed practical nurse (L.P.N.); is supervised by a staff of physicians; and has medical and diagnostic facilities.

Long-Term Care Facility - A state licensed skilled nursing facility or intermediate care facility that does not include: a home for the aged or mentally ill, a community living center, or a place that primarily provides domiciliary, residency, or retirement care; or a place owned or operated by a member of the Contract Owner’s immediate family.

Terminal Illness or Injury - An illness or injury diagnosed after the Date of Issue by a physician that is expected to result in death within 12 months of diagnosis. A physician diagnosing a Terminal Illness or Injury cannot be a party to the Contract nor a member of the immediate family of such interested parties.

Contingent Deferred Sales Charge (“CDSC”)

In addition to the CDSC waivers and reductions described in the Contract, if the Contract Owner and Annuitant are the same person, and as of the Date of Issue that person is no older than the Maximum LTC/TI Eligibility Age shown on the Contract Specifications Pages, the following waivers and/or reductions will apply. If a CDSC waiver claim is denied by Nationwide the Surrender Value will not be disbursed until the Contract Owner has been notified of the denial and provided with the opportunity to accept or reject the Surrender Value, including any CDSC.

(1)

Long-Term Care* - If at any time after the first Contract Anniversary the Contract Owner (or Annuitant if the Contract Owner is not a natural person) is confined to a Long-Term Care Facility or Hospital beginning after the Date of Issue and is confined for a continuous period of 90 days or more, Nationwide will not charge CDSC. If there is a Joint Owner, the CDSC will not be charged if either Joint Owner meets the preceding requirements. A request to waive CDSC under this provision must be received while confined to the Long-Term Care Facility or within 90 days after confinement ends. If it was not reasonably possible to give written proof in the time required, Nationwide will not reduce or deny the request to waive CDSC for this reason if the proof is given as soon as reasonably possible. In any event, the proof required must be given no later than one (1) year from the time specified unless the Contract Owner was legally incapacitated.

ICC18-VAZZ-0139AO	1	(Compact - Standard) (3/2019)

(2)

Terminal Illness or Injury* - CDSC will not be charged if the Contract Owner (or a Joint Owner) is diagnosed by a physician (who is not a party to the Contract nor an immediate family member of a party to the Contract) as having a Terminal Illness or Injury at any time after the Date of Issue.

*For those Contracts that have a non-natural person as Contract Owner as an agent for a natural person, the Annuitant may exercise the right of the Contract Owner for purposes described in this provision. If the non-natural Contract Owner does not own the Contract as an agent for a natural person (e.g., the Contract Owner is a corporation or a trust for the benefit of an entity), the Annuitant may not exercise the rights described in this provision.

For those Contracts with a Contract Owner that is not a natural person, Nationwide will treat the Annuitant as the Contract Owner for purposes of this provision.

For those Contracts with a Joint Owner, in order to be eligible for this provision, the Contract Owner and Joint Owner must be named as Annuitant and Co-Annuitant. Also, the age of the older of the Contract Owner and the Joint Owner as of the Date of Issue is used to evaluate whether the person meets the Maximum LTC/TI Eligibility Age shown on the Contract Specifications Pages.

Termination

This endorsement ends upon the earliest of:

(1)	a full Surrender of the Contract,

(2)	Annuitization of the Contract; or

(3)	the Contract Value being reduced to zero.

Termination of this endorsement shall not prejudice any CDSC waiver that occurred prior to termination while the waiver benefit was in force.

Executed for Nationwide by:

Secretary	President

ICC18-VAZZ-0139AO	2	(Compact - Standard) (3/2019)